SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Revolution Lighting Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share	76155G107
(Title of class of securities)	(CUSIP number)

RVL 1 LLC

c/o Aston Capital LLC

177 Broad Street

Stamford, CT 06901

With copies to:

Marita A. Makinen, Esq.

Lowenstein Sandler PC

1251 Avenue of the Americas

New York, NY 10020

(646) 414-6950

(Name, address and telephone number of person authorized to receive notices and communications)

December 20, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 76155G107	13D	Page 2

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): RVL 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,669,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.7%***
14	TYPE OF REPORTING PERSON: OO

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

CUSIP No. 76155G107	13D	Page 3

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aston Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,669,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.7%***
14	TYPE OF REPORTING PERSON: OO

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

CUSIP No. 76155G107	13D	Page 4

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert V. LaPenta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,669,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.7%***
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

CUSIP No. 76155G107	13D	Page 5

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): James A. DePalma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 115,000
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 115,000
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,784,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.8%***
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

CUSIP No. 76155G107	13D	Page 6

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert V. LaPenta, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,669,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.7%***
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

CUSIP No. 76155G107	13D	Page 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert A. Basil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 60,669,740**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 60,669,740**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 60,669,740**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.7%***
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Revolution Lighting Technologies, Inc. (the “Company”), par value $0.001 per share (the “Series B Preferred Stock”) and all shares of Series C Convertible Preferred Stock of Revolution Lighting Technologies, Inc., par value $0.001 per share (the “Series C Preferred Stock”). The Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of December 24, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. The Series C Preferred Stock is currently non-convertible and non-voting. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.
***	See explanation under Item 5 below.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 5, 2012 (the “Original Schedule”) by RVL 1 LLC, Aston Capital LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Robert V. LaPenta, Jr. and Mr. Robert A. Basil, Jr. (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of Revolution Lighting Technologies, Inc., a Delaware corporation (formerly known as Nexxus Lighting, Inc., the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on December 20, 2012, RVL purchased from the Company, for an aggregate of $10 million, 10,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”), such shares being convertible into 14,515,894 shares of Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635. After such time, the Series C Preferred Stock shall be convertible at any time at the option of the holder into the number of shares of Common Stock equal to the Series C Stated Value then in effect divided by the Series C Conversion Price then in effect. As of December 24, 2012, the Series C Stated Value is $1,000.00 and the Series C Conversion Price is $0.6889.

RVL obtained funds for the purchase of the shares of Series C Preferred Stock from capital contributions provided by its member, Mr. LaPenta.

None of the Reporting Persons has borrowed any funds in connection with the investment in Series C Preferred Stock described above.

Item 4.	Purpose of Transaction.

On December 3, 2012 the Company announced that it had entered into an Agreement and Plan of Merger, dated as of December 1, 2012 (the “Merger Agreement”), by and among the Company, Seesmart Acquisition Company, Inc., a wholly-owned subsidiary of Revolution (“Merger Sub”), Seesmart Merger Company, LLC, a wholly-owned subsidiary of Revolution (“Merger Sub II”), Seesmart Technologies, Inc., a Nevada corporation (“Seesmart”), and Ken Ames as stockholder representative to acquire all of the outstanding capital stock of Seesmart.

As contemplated by the Merger Agreement, on December 20, 2012 the Company and RVL entered into and consummated the transactions contemplated by the Investment Agreement (as described in Item 6) in order to fund the cash portion of the consideration paid to Seesmart stockholders pursuant to the Merger Agreement, to pay fees and expenses in connection with the Investment Agreement and the Merger Agreement, and for working capital purposes. RVL intends to review continuously its position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, RVL may retain or from time to time increase its holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market purchases or otherwise.

RVL also intends to have active participation in the management of the Company through representation on the board of directors of the Company (the “Board”). Currently, four members of the seven-member Board are affiliated with RVL. Under the terms of the Series C Preferred Stock purchased by RVL pursuant to the Investment Agreement, RVL will continue to have the right to appoint four members to the Board. RVL’s right to appoint four directors will decline proportionately to take into account subsequent material reductions in the RVL’s ownership position in the Company.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

(a) Upon consummation of the transactions contemplated by the Investment Agreement (as described in Item 6), RVL became the record holder of 10,000 shares of the Company’s Series C Preferred Stock. Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, RVL is the beneficial owner of 60,669,740 shares of Common Stock constituting approximately 70.7% of the total issued and outstanding shares of Common Stock. The percentage ownership reported in this Schedule 13D is estimated based on (i) 17,452,738 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012, (ii) 46,153,692 shares of Common Stock issued upon the conversion of RVL’s Series B Preferred Stock on October 3, 2012 and December 20, 2012, (iii) 14,515,894 shares of Common Stock issuable to RVL upon full conversion of its Series C Preferred Stock when such stock becomes convertible, plus (iv) an estimated 7,699,037 shares of Common Stock issuable to the stockholders of Seesmart who qualify as accredited investors pursuant to the Merger Agreement, of which 750,000 shares of Common Stock will be held in reserve by the Company to secure certain purchase price adjustments and indemnification obligations.

Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,669,740 shares of Common Stock constituting approximately 70.7% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, Mr. LaPenta, in his capacity as a member and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,669,740 shares of Common Stock constituting approximately 70.7% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, Mr. DePalma, in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,784,740 shares of Common Stock, including 115,000 shares of Common Stock beneficially owned by him on his own account, constituting approximately 70.8% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, Mr. LaPenta, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,669,740 shares of Common Stock constituting approximately 70.7% of the total issued and outstanding shares of Common Stock.

Assuming conversion of all of the Series C Preferred Stock held by RVL and all of the Series B Preferred Stock held by RVL, Mr. Basil, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,669,740 shares of Common Stock constituting approximately 70.7% of the total issued and outstanding shares of Common Stock.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially owns any shares of Common Stock.

(c) The information set forth in Item 6 below is incorporated herein by reference. On December 20, 2012, RVL converted 371,812 shares of Series B Preferred Stock into 28,600,923 shares of Common Stock. On December 12, 2012 and December 13, 2012 Mr. DePalma acquired 55,000 shares of Common Stock and 20,000 shares of Common Stock, respectively through open market purchases. Other than such transaction and the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 20, 2012, the Company and RVL entered into and consummated the transactions contemplated by an Investment Agreement (the “Investment Agreement”) providing for the issuance and sale to RVL of 10,000 shares of Series C Preferred Stock at $1,000.00 per share. The Series C Preferred Stock will become voting and convertible into Common Stock after the Company has complied with the requirements of Rule 14c-2 of the Securities Exchange Act of 1934, as amended with respect to the written consent of the stockholder of the Company, dated as of December 20, 2012, approving the issuance of Common Stock upon conversion of the Series C Preferred Stock pursuant to Nasdaq Listing Rule 5635.

In connection with the Investment Agreement, the Company entered into a Registration Rights Agreement Acknowledgement, dated as of the December 20, 2012, pursuant to which the Company acknowledged that the Registration Rights Agreement, disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 26, 2012, which is applicable to the Series B Preferred Stock, is also applicable to the Series C Preferred Stock.

The foregoing description of the Investment Agreement and/or the Registration Rights Acknowledgement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement and the Registration Rights Agreement, which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.

10.1	Investment Agreement between Revolution Lighting Technologies, Inc. and RVL 1 LLC, dated as of December 20, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

RVL 1 LLC

By:	/s/ Robert V. LaPenta
Name:	Robert V. LaPenta
Title:	CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

ASTON CAPITAL LLC

By:	/s/ Robert V. LaPenta
Name:	Robert V. LaPenta
Title:	CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

/s/ ROBERT V. LAPENTA
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

/s/ JAMES A. DEPALMA
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

/s/ ROBERT V. LAPENTA, JR.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012.

/s/ ROBERT A. BASIL, JR.
ROBERT A. BASIL, JR.